UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 26, 2008

Commission File No.  000-51389

RODINIA MINERALS INC.
(Exact name of Registrant as specified in its charter)

Suite 600, 595 Howe Street
Vancouver, British Columbia, V6C 2T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.

Form 20-F         X                                                                Form 40-F __________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_________                                                                No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-       .

Exhibit Number	Description of Exhibit
99.1	Press Release of Rodinia Minerals Inc., dated June 26, 2008, announcing U.S. deregistration

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RODINIA MINERALS INC.

June 26, 2008	By:	/s/ Donald Morrison
Donald Morrison
President

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